VERTICALNET, INC.

400 Chester Field Parkway

Malvern, PA 19355

February 12, 2007

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Barbara Jacobs, Assistant Director

Re:	Verticalnet, Inc.
Registration Statement on Form S-3 (Filing No. 333-140020)

Dear Ms. Jacobs:

As per Daniel Lee’s conversation with Joseph P. Braun of Morgan, Lewis & Bockius LLP, in accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Tuesday February 13, 2007 at 4:30 p.m. Eastern Time or as soon thereafter as practicable. Please call Joseph Braun at 215-963-5219 to provide notice of effectiveness.

Pursuant to your letter to me dated February 8, 2007 in connection with this request for effectiveness, Verticalnet, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

VERTICALNET, INC.

By:	/s/ Christopher G. Kuhn
Christopher G. Kuhn
Vice President, General Counsel and Secretary

cc:	Joseph P. Braun, Esquire